Jeffrey D Buchanan

Executive Vice President, Chief Financial Officer, and Treasurer

jbuchanan@smith-wesson.com

March 30, 2016

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2015
Filed June 22, 2015
Form 10-Q for Fiscal Quarter Ended October 31, 2015
Filed December 8, 2015
Filed No. 1-31552

Dear Mr. O’Brien,

The following is in response to your letter dated March 16, 2016 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-Q for the Period Ended January 31, 2016

Note 10. Commitments and Contingencies, page 17

1.	Comment: We note your response to comment 2 of our letter dated February 24, 2016. We note that while you have considerable experience in assessing product liability cases and claims since they are a routine aspect of your business, such assessment is subject to the normal difficulties encountered in assessing litigation. Because of these normal difficulties, it appears that disclosures related to the number of product liability cases and claims would provide better insight in regard to your current exposure to these matters as well as trends related to these matters. This information can be couched with your belief that the number of cases and claims has not had a historical correlation to merit or exposure.

Company Response: As requested, although we continue to believe that there is little correlation between the number of product liability cases and claims that are outstanding in any given period to the amount of exposure that the company is subject to related to those cases and claims, in our future Form 10-K and Form 10-Q filings, we propose to modify our disclosure regarding our product liability cases and claims by revising the beginning of the Commitments and Contingencies footnote, as follows:

“We are a defendant in XX product liability cases and are aware of approximately XX other product liability claims, which primarily allege defective product design, defective manufacturing, or failure to provide adequate warnings. We do not believe that the number of product liability cases and claims in and of themselves has had any historical correlation to merit or exposure with respect to those cases and claims.”

Management Discussion and Analysis

Results of Operations, page 22

2.	Comment: We note your response to comment 1 of our letter dated February 24, 2016. We remind you that Item 303(a)(3)(ii) of Regulation S-X requires discussion of any known trends or uncertainties that you reasonably expect will have a material favorable or unfavorable impact on sales or income from continuing operations. In addition, Instruction 3 to Item 303(a) of Regulation S-X states that your discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. We note that there are multiple factors that can affect your future revenue and income. However, we continue to believe that any factors that are known and could materially impact your future revenue or income should be disclosed. We note that during your earnings call held for the quarter ended January 31, 2016, you discussed the amount of units held at the end of the quarter by your distributors. In this regard, we continue to believe that you should address the expected impacted [sic] of inventory levels held by distributors and retailers at the end of a period in your discussion if the levels indicate that there could be a material impact to future revenues or income from continuing operations.

Company Response: You have asked that we address in our filings any expected material future impact of distributor and retailer inventory levels at the end of a period. First, with respect to the end of our third quarter ended January 31, 2016, as you note, we discussed in our earnings call that our distributor inventory decreased by over 32,000 units to 92,000 units as of the end of our third quarter. Specifically, the drop in inventory was cited as an indication of past robust demand for our products and of potential market share gains during the third quarter that were mentioned on the call. As such, this discussion was an explanation of distributor activity during the third quarter and was not meant as an indication of future revenue or income. At the end of the third quarter the level of distributor inventory may appear to be relatively low in comparison to other recent quarters. However, as Smith & Wesson is currently operating at near capacity with more backlog than we are able to produce in a given quarter, we do not believe that the decrease in the level of distributor inventory during the third quarter is reasonably likely to have a material impact on revenues or income from continuing operations in later periods.

With respect to changes in inventory levels at distribution during future periods, as explained in our March 8, 2016 response letter, inventory levels at distribution are only one of a multitude of factors that can affect our future revenue and income. The firearm industry is highly seasonal, cyclical, and subject to many factors that can rapidly change the amount of revenue recognized in future periods (such as news events, political events, and consumer tastes). And, over the past several years, these factors have had far more impact on our future revenue and income than inventory levels at distribution at the end of a prior period. In addition, as noted above, we are currently operating at near capacity with more backlog than we are able to produce in a given quarter. If, in the future, however, there becomes a scenario where we feel that inventory levels at distribution will have a material impact on a future period, we will disclose that expectation in our filings.

3.	Item 303(a)(3)(ii) of Regulation S-X also requests disclosures when events are known that will cause a material change in relationship between costs and revenues. As discussed in your earnings call held for the quarter ended January 31, 2016 as well in your Form 10-Q for the period ended January 31, 2016, the recent increase in consumer demand has led to increased outsourcing of the production of certain components of your firearms. Please address the impact of the increased outsourcing on your cost of sales and gross profit, if material.

Company Response: We currently manufacture and sell hundreds of different SKUs, most of which have some component of outsourced production, even during periods of lower demand. As we note in our public filings, during times of increased consumer demand, we often increase outsourcing of certain component parts to increase our ability to sell more finished product. Although we believe that it is likely that it would generally be less expensive to manufacture components internally than to outsource, we cannot quantify the overall impact to cost of sales and gross profit because we are generally at maximum capacity and to reduce outsourcing would require significant internal investments that we have not quantified. In addition, because the increase in volume and the change in product mix associated with periods of increased consumer demand also have an impact on the cost of our products – usually improving our gross margin as a result of favorable manufacturing fixed cost absorption – the actual impact of outsourcing on the relationship between costs and revenues (including the impact on absorption of overheads from the increased production volume) becomes nearly impossible to determine. Accordingly, the Company is not aware of an event during its third quarter that is reasonably likely to cause a material change in the relationship between costs and revenues.

With respect to our disclosure that outsourcing levels have increased, this information was intended to demonstrate our ability to meet increased demand, not to suggest a change in our cost of sales or gross profits. As is the case with inventory levels at distribution, if, in the future, there becomes a scenario where we feel that the level of outsourcing will have a material impact on the relationship between costs and revenues in a future period, we will disclose that change in relationship in our filings.

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan Executive Vice President, Chief Financial Officer, Chief Administrative Officer, and Treasurer